Mail Stop 6010

June 9, 2008

Deni Zodda
Senior Vice President and Chief Financial Officer
NovaDel Pharma, Inc.
25 Minneakoning Road
Flemington, NJ 08822

Re: NovaDel Pharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 3, 2008
File No. 1-32177

Dear Mr. Zodda:

        This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A

Proposal 2: Approval of the Issuance and Sale of Up to $2.525 Million in Secured Convertible Notes and Warrants to Fund Affiliates with Proquest Investments, page 18

1. Please revise your disclosure to include the following: (i) a brief discussion setting forth the reasons for the private placement transactions; (ii) a discussion of the dilutional impact the issuance of common stock will have on existing shareholders upon the exercise of warrants, upon conversion of the convertible notes, and upon issuance of "interest shares;" and (iii) a discussion on any discounts received by investors in purchasing the securities in the private placement transactions described in the proxy statement.

2. We note your disclosure on page 23 that the company "plans on using the proceeds from financing for working capital, research, product development, and general corporate purposes." Please expand your use of proceeds discussion to provide more specific information regarding your intentions. For example, provide the approximate dollar amount that you plan to use for the purposes you have identified. Additionally, please specify which general corporate purposes your proceeds will be used for as well as what research and product development your proceeds will be used for.

<u>Proposal 3: Approval of the Potential Issuance of 3,250,000 Shares of Our Common Stock Resulting From: (1) the Removal of the Cap of 19.99% on the Warrants Issued in the Initial Closing; and (2) Pursuant to the Interest Shares Provision of the Convertible Notes Issued in the Initial Closing, page 23</u>

3. We note your disclosure on page 24 that the "issuance of a larger number of shares will be dilutive to our existing stockholders because it will reduce the existing stockholders' equity per share as well as the percentage ownership of common stock by existing stockholders." Please expand your discussion on the dilutional impact removal of the 19.99% cap will have on existing shareholders. For example, illustrate how much existing stockholders' equity per share as well as the percentage ownership will change if the full amount of the common stock underlying the existing warrants and interest shares are issued.

4. Please also disclose what percentage shareholders will own after the issuance of the warrant shares and interest shares.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Emilio Ragosa, Esq.
       Morgan, Lewis & Bockius LLP
       502 Carnegie Center
       Princeton, NJ 08540